ITIS HOLDINGS INC.

                                                                  P O Box 421566
                                                       Houston, Texas 77242-1566
WWW.ITISINC.COM

JOANNA HOOVER                                 281.600.6000x102; FAX 713.462.1950
--------------------------------------------------------------------------------
CHIEF FINANCIAL OFFICER                                JOANNA.HOOVER@ITISINC.COM

May 25, 2005

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0305

Re:  ITIS Holdings Inc.
     Form 10-KSB for the year ended December 31, 2004
     Commission File Number: 001-07149

Dear Mr. Humphrey:

We received your letter of May 9, 2005 regarding the above referenced filing and related additional comments. We offer the following responses for your review.

     1. Our presentation of discontinued operations will be revised to comply with the guidance and the illustration set forth in paragraph 43 of SFAS 144.

     2. The table required by paragraph 21 of EITF 03-1 will be included as follows:

                                       Fair       Unrealized
                                       Value         Loss
Investment                   Cost   12/31/2004    12/31/2004
--------------------------  ------  -----------  ------------

50,000 Shares of Eagletech
  Communications, Inc.      $3,711  $     1,000  $    (2,711)

Eagletech Communications, Inc. has been at an unrealized loss position for less than 12 months. An other than temporary impairment was not recognized for this holding because in February 2005 the value recovered and the fair value exceeded the original cost.

     3. We feel that our original estimate of 10% is the most appropriate rate to use in imputing interest on non-interest bearing loans from officers and directors. We agree that the financial statements should not be restated for a change in this estimate.

     4. The presentation of the Series A Preferred Stock was mistakenly changed from equity to liability during 2003 as a result of clerical error, and not purposefully reclassified due to related litigation. The shares were not and should not be classified as a liability as a result of this litigation. In addition, we have consulted with our counsel in the pending litigation, who has advised us that it is not possible to presently determine the likelihood of a loss in the litigation or the amount or range of any potential loss in such litigation under SFAS 5.

In connection with these responses, management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any additional comments you may have after review of our response.

Sincerely,



/s/Joanna Hoover
----------------

Joanna Hoover

Chief Financial Officer